SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of, June 2015
_________________________________________________________________
Commission File Number 000-29898
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document
1.    Consolidated Financial Statements for the Three Months Ended May 30, 2015.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended May 30, 2015.

3.	Canadian Forms 52-109F2 - Certification of Interim Filings
This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880), December 20, 2013 (File Nos. 333-192986 and 333-192987) and on July 25, 2014 (File No. 333-197636).

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions)(unaudited)
Consolidated Balance Sheets

	As at
	May 30, 2015	February 28, 2015
Assets
Current
Cash and cash equivalents	$1,165	$1,233
Short-term investments	1,799	1,658
Accounts receivable, net	470	503
Other receivables	93	97
Inventories	133	122
Income taxes receivable	16	169
Other current assets	258	375
Deferred income tax asset	8	10
	3,942	4,167
Long-term investments	293	316
Restricted cash	59	59
Property, plant and equipment, net	519	556
Goodwill	96	76
Intangible assets, net	1,281	1,375
	$6,190	$6,549
Liabilities
Current
Accounts payable	$149	$235
Accrued liabilities	466	658
Deferred revenue	464	470
	1,079	1,363
Long-term debt	1,550	1,707
Deferred income tax liability	48	48
	2,677	3,118
Shareholders’ Equity
Capital stock and additional paid-in capital
Preferred shares: authorized unlimited number of non-voting, cumulative, redeemable and retractable	—	—
Common shares: authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares
Issued - 529,484,618 voting common shares (February 28, 2015 - 528,802,322)	2,459	2,444
Retained earnings	1,078	1,010
Accumulated other comprehensive loss	(24)	(23)
	3,513	3,431
	$6,190	$6,549
See notes to consolidated financial statements.

On behalf of the Board:

John S. Chen	Barbara Stymiest
Director	Director

BlackBerry Limited
(United States dollars, in millions)(unaudited)

Consolidated Statements of Shareholders’ Equity

	Capital Stock and Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance as at February 28, 2015	$2,444	$1,010	$(23)	$3,431
Net income	—	68	—	68
Other comprehensive loss	—	—	(1)	(1)
Shares issued:
Stock-based compensation	14	—	—	14
Exercise of stock options	1	—	—	1
Balance as at May 30, 2015	$2,459	$1,078	$(24)	$3,513
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions, except per share data)(unaudited)

Consolidated Statements of Operations

	Three Months Ended
	May 30, 2015	May 31, 2014
Revenue	$658	$966
Cost of sales
Cost of sales	329	502
Inventory write-down	21	23
Supply commitment recovery	(2)	(10)
	348	515
Gross margin	310	451
Operating expenses
Research and development	139	237
Selling, marketing and administration	174	400
Amortization	65	81
Debentures fair value adjustment	(157)	(287)
	221	431
Operating income	89	20
Investment loss, net	(16)	(26)
Income (loss) before income taxes	73	(6)
Provision for (recovery of) income taxes	5	(29)
Net income	$68	$23
Earnings (loss) per share
Basic	$0.13	$0.04
Diluted	$(0.10)	$(0.37)
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions)(unaudited)

Consolidated Statements of Comprehensive Income (Loss)

	Three Months Ended
	May 30, 2015	May 31, 2014
Net income	$68	$23
Other comprehensive income (loss)
Net change in unrealized losses on available-for-sale investments	(1)	—
Net change in fair value of derivatives designated as cash flow hedges during the period, net of income tax recovery of $3 million (May 31, 2014 - income tax recovery of $2 million)	5	4
Amounts reclassified to net income during the period for derivatives designated as cash flow hedges during the period, net of income tax recovery of $3 million (May 31, 2014 - income tax recovery of $1 million)	7	5
Foreign currency translation adjustment	(12)	—
Other comprehensive income (loss)	(1)	9
Comprehensive income	$67	$32
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions)(unaudited)

Consolidated Statements of Cash Flows

	Three Months Ended
	May 30, 2015	May 31, 2014
Cash flows from operating activities
Net income	$68	$23
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	164	191
Deferred income taxes	2	25
Stock-based compensation	14	14
Loss on disposal of property, plant and equipment	12	108
Debentures fair value adjustment	(157)	(287)
Other	16	6
Net changes in working capital items:
Accounts receivable, net	35	227
Other receivables	4	(73)
Inventories	(11)	137
Income tax receivable, net	153	298
Other current assets	124	104
Accounts payable	(86)	(213)
Accrued liabilities	(191)	(190)
Deferred revenue	(13)	(68)
Net cash provided by operating activities	134	302
Cash flows from investing activities
Acquisition of long-term investments	(77)	(215)
Proceeds on sale or maturity of long-term investments	1	11
Acquisition of property, plant and equipment	(11)	(26)
Proceeds on sale of property, plant and equipment	—	292
Acquisition of intangible assets	(11)	(142)
Business acquisitions, net of cash acquired	(53)	—
Acquisition of short-term investments	(574)	(824)
Proceeds on sale or maturity of short-term investments	532	799
Net cash used in investing activities	(193)	(105)
Cash flows from financing activities
Issuance of common shares	1	2
Transfer to restricted cash	—	(69)
Net cash provided by (used in) financing activities	1	(67)
Effect of foreign exchange gain (loss) on cash and cash equivalents	(10)	1
Net increase (decrease) in cash and cash equivalents during the period	(68)	131
Cash and cash equivalents, beginning of period	1,233	1,579
Cash and cash equivalents, end of period	$1,165	$1,710
See notes to consolidated financial statements.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES
Basis of Presentation and Preparation
These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements of BlackBerry Limited (the “Company”) for the year ended February 28, 2015 (the “Annual Financial Statements”), which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these interim consolidated financial statements. Operating results for the three months ended May 30, 2015 are not necessarily indicative of the results that may be expected for the full year ending February 27, 2016.
The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. Most fiscal years, including the fiscal years ending February 27, 2016 and February 28, 2015, comprise 52 weeks. However, if the date that is 52 weeks following the most recent fiscal year end is earlier than the last Saturday of February, then such fiscal year comprises 53 weeks. Certain of the comparable figures have been reclassified to conform to the current period’s presentation.
Significant Accounting Policies and Critical Accounting Estimates
There have been no material changes to the Company’s accounting policies or critical accounting estimates from those described in the Annual Financial Statements, except for the accounting policy related to foreign currency translation as noted below. The Company has also provided additional disclosure below relating to the application of its revenue recognition policy.
Revenue Recognition
The Company recognizes revenue as earned when the following four criteria have been met: (i) when persuasive evidence of an arrangement exists, (ii) the product has been delivered to a customer and title has been transferred or the services have been rendered, (iii) the sales price is fixed or determinable, and (iv) collection is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each of the Company’s major categories of revenue.
Hardware
Revenue for hardware products is recognized when the four criteria noted above are met. The determination of when the price is fixed or determinable can affect the timing of revenue recognition, as discussed further below.
The Company records reductions to revenue for estimated commitments related to price protection, rights of return and customer incentive programs. Price protection is accrued as a reduction to revenue provided that (i) the future price reduction can be reliably estimated or based on contractual caps, (ii) the Company has not granted refunds in excess of those caps, and (iii) all other revenue recognition criteria have been met. If refunds cannot be reliably estimated or the contractual cap is no longer valid, revenue is not recognized until reliable estimates can be made or the price protection period lapses. The Company also records reductions to revenue for rights of return based on contractual terms and conditions as it relates to quality defects only and, if the expected product returns can be reasonably and reliably estimated, based on historical experience. Where a right of return cannot be reasonably and reliably estimated, the Company recognizes revenue when the product sells through to an end user or the return period lapses. The estimated cost of customer incentive programs is accrued as a reduction to revenue and is recognized at the later of the date at which the Company has recognized the revenue or the date at which the program is offered. If historical experience cannot support a breakage rate, the maximum rebate amount is accrued and adjusted when the incentive programs end. The Company considers several factors in determining whether it can reliably estimate future refunds or customer incentives such as levels of channel inventory, new competitor introductions, the stage of a product in the product life cycle, and potential cannibalization by future product offerings. If there is a risk of future pricing concessions and a reliable estimate cannot be made at the time of shipment, the Company recognizes the related revenue and costs of goods sold when its products are sold through to an end user.
For shipments where the Company recognizes revenue when the product is sold through to an end user, the Company determines the point at which that happens based upon internally generated reporting indicating when the devices are activated on the Company’s relay infrastructure.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. Commencing in fiscal 2016, the Company was able to conclude that the price was fixed or determinable on shipment in certain cases and therefore, the four criteria for revenue recognition were met upon shipment. As such, sales of the Company's latest BlackBerry 10 devices to wireless carriers in certain regions, and BlackBerry 7 devices in certain regions, are recognized as revenue at the time of shipment. Other shipments of BlackBerry 10 and BlackBerry 7 devices are recognized as revenue when the devices sell through to end users.
Services
Revenue from services is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue. Service revenue also includes the recognition of previously deferred revenue related to multi-element arrangements for non-software services and software upgrade rights related to BlackBerry 10 devices.
Software and Technology Licensing
Revenue from licensed software and value added services is recognized upon delivery or rateably over the license or subscription term and in accordance with industry-specific software revenue recognition accounting guidance. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or those services are provided.
As part of the Company's announced business strategy related to technology and patent licensing, the Company began to monetize its patent portfolio.
The Company's outbound patent licensing agreements provide for license fees that may be a single upfront payment or multiple payments representing all or a majority of the licensing revenue that will be payable to the Company. These agreements grant (i) a limited non-exclusive, non-transferable license to certain of the Company’s patents, (ii) a covenant not to enforce patent rights against the licensee, and (iii) the release of the licensee from certain claims. Revenue from patent licensing agreements is recorded when the four major criteria of revenue recognition noted above are met. These criteria are generally fulfilled upon mutual signing of the license agreement.
From time to time the Company may sell patents, which are typically non-strategic to the Company’s product and patent portfolio. These patent sales are a part of the technology and patent licensing strategy, and therefore represent a component of the Company's major or central operations. Revenue from patent sales is recorded when the four major criteria of revenue recognition noted above are met. These criteria are generally fulfilled upon closing of the patent sale transaction.
Foreign Currency Translation
The U.S. dollar is the functional and reporting currency of the Company and substantially all of the Company's subsidiaries.
Foreign currency denominated assets and liabilities of the Company and its U.S. dollar functional currency subsidiaries are translated into U.S. dollars. Accordingly, monetary assets and liabilities are translated using the exchange rates in effect at the consolidated balance sheet dates, and revenues and expenses are translated at the rates of exchange prevailing when the transactions occurred. Remeasurement adjustments are included in income. Non-monetary assets and liabilities are translated at historical exchange rates.
Foreign currency denominated assets and liabilities of the Company's non-U.S. dollar functional currency subsidiaries are translated into U.S. dollars at the exchange rates in effect on the consolidated balance sheet dates. Revenues and expenses are translated using monthly average exchange rates. Exchange gains or losses arising from translation of foreign currency denominated assets and liabilities are included as a currency translation adjustment within accumulated other comprehensive income (loss) (“AOCI”).
Recently Issued Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard on the topic of revenue contracts, which replaces the existing revenue recognition standard. The new standard amends a number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company will adopt this guidance in the first

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

quarter of fiscal 2018 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In April 2015, the FASB issued a new accounting standards update on the topic of debt issuance costs. The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted for financial statements that have not been previously issued. The Company will adopt this guidance in the first quarter of fiscal 2017 and is currently evaluating the impact that the adoption will have on its financial position and disclosures.
In April 2015, the FASB issued a new accounting standards update on the topic of internal-use software. The amendments in this update provide guidance to customers about whether a cloud computing arrangement includes a software license. The amendments are effective for annual reporting periods beginning after December 16, 2015, including interim periods within that reporting period. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2017 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In June 2015, the FASB issued a new accounting standards update for technical corrections and improvements that affect a wide variety of topics in the codification. The amendments in this update correct unintended application of guidance, make minor improvements and provide clarification to the codification. The amendments that require transition guidance are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2017 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

2.	CASH, CASH EQUIVALENTS AND INVESTMENTS

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:
•Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.
•Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•Level 3 - Significant unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The components of cash, cash equivalents and investments by fair value level as at May 30, 2015 were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Restricted Cash

Bank balances	$796	$—	$—	$—	$796	$796	$—	$—	$—
Other investments	68	—	—	—	68	—	—	68	—
	864	—	—	—	864	796	—	68	—
Level 1:
Money market funds	1	—	—	—	1	1	—	—	—
Level 2:
Term deposits, certificates of deposits, and GICs	144	—	—	—	144	—	85	—	59
Bankers’ acceptances/Bearer deposit notes	20	—	—	—	20	20	—	—	—
Commercial paper	233	—	—	—	233	56	177	—	—
Non-U.S. promissory notes	287	—	—	—	287	101	186	—	—
Non-U.S. treasury bills/notes	548	—	—	—	548	191	357	—	—
U.S. treasury bills/notes	744	1	—	—	745	—	560	185	—
U.S. government sponsored enterprise notes	274	—	—	—	274	—	274	—	—
Non-U.S. government sponsored enterprise notes	161	—	(1)	—	160	—	160	—	—
	2,411	1	(1)	—	2,411	368	1,799	185	59
Level 3:
Corporate bonds	3	—	—	—	3	—	—	3	—
Auction rate securities	41	2	—	(6)	37	—	—	37	—
	44	2	—	(6)	40	—	—	40	—
	$3,320	$3	$(1)	$(6)	$3,316	$1,165	$1,799	$293	$59

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The components of cash, cash equivalents and investments by fair value level as at February 28, 2015 were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Restricted Cash

Bank balances	$765	$—	$—	$—	$765	$765	$—	$—	$—
Other investments	66	—	—	—	66	—	—	66	—
	831	—	—	—	831	765	—	66	—
Level 1:
Money market funds	1	—	—	—	1	1	—	—	—
Level 2:
Term deposits, certificates of deposits, and GICs	218	1	—	—	219	76	84	—	59
Commercial paper	710	—	—	—	710	240	470	—	—
Non-U.S. promissory notes	100	—	—	—	100	—	100	—	—
U.S. treasury bills/notes	915	—	—	—	915	—	705	210	—
Non-U.S. treasury bills/notes	244	—	—	—	244	151	93	—	—
Non-U.S. government sponsored enterprise notes	49	—	—	—	49	—	49	—	—
U.S. government sponsored enterprise notes	149	—	—	—	149	—	149	—	—
Corporate notes/bonds	8	—	—	—	8	—	8	—	—
	2,393	1	—	—	2,394	467	1,658	210	59
Level 3:
Corporate bonds	3	—	—	—	3	—	—	3	—
Auction rate securities	41	2	—	(6)	37	—	—	37	—
	44	2	—	(6)	40	—	—	40	—
	$3,269	$3	$—	$(6)	$3,266	$1,233	$1,658	$316	$59
As at May 30, 2015, the Company’s other investments consisted of cost method investments of $54 million (February 28, 2015 - $52 million) and equity method investments of $14 million (February 28, 2015 - $14 million).
There were no realized gains or losses on available-for-sale securities for the three months ended May 30, 2015 or the three months ended May 31, 2014.
The Company has restricted cash, consisting of cash and securities pledged as collateral to major banking partners in support of the Company's requirements for letters of credit. These letters of credit support certain leasing arrangements entered into in the ordinary course of business, for terms ranging from one month to nine years. The Company is legally restricted from accessing these funds during the term of the leases for which the letters of credit have been issued; however, the Company can continue to invest the funds and receive investment income thereon.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The contractual maturities of available-for-sale investments as at May 30, 2015 were as follows:

	As At
	May 30, 2015		February 28, 2015
	Cost Basis	Fair Value	Cost Basis	Fair Value
Due in one year or less	$2,167	$2,167	$2,124	$2,125
Due in one to five years	188	188	213	213
Due after five years	94	96	94	96
No fixed maturity	1	1	1	1
	$2,450	$2,452	$2,432	$2,435
As at May 30, 2015 and February 28, 2015, the Company had no investments with continuous unrealized losses.
The Company engages in limited securities lending to generate fee income. Collateral which exceeds the market value of the loaned securities is retained by the Company until the underlying security has been returned to the Company. As at May 30, 2015, the Company had no loaned securities (February 28, 2015 - loaned securities with a market value of $85 million). The Company held collateral with a market value that exceeds the value of securities lent, consisting of U.S. treasury bills/notes.
In valuing the auction rate securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company has classified the auction rate securities as long-term investments on the consolidated balance sheets as at May 30, 2015 and February 28, 2015.

3.	FAIR VALUE MEASUREMENTS
For a description of the fair value hierarchy, please see Note 2.
Recurring Fair Value Measurements
The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.
In determining the fair value of investments held (other than those classified as Level 3), the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs used by the independent third party valuator are generally received from two primary vendors and are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the independent third party valuator. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness after conducting its own internal collection of quoted prices from brokers. Fair values for all investment categories provided by the independent third party valuator that differ by greater than 0.5% from the fair values determined by the Company are communicated to the independent third party valuator for consideration of reasonableness. The independent third party valuator considers the information provided by the Company before determining whether a change in the original pricing is warranted.
The Company's investments (other than those classified as Level 3) largely consist of securities issued by major corporate and banking organizations, the provincial and federal governments of Canada and the United States Department of the Treasury, and are all investment grade.
The following table summarizes the changes in fair value of the Company’s Level 3 assets for the three months ended May 30, 2015 and May 31, 2014:

	Three Months Ended
	May 30, 2015	May 31, 2014
Balance, beginning of period	$40	$40
Principal repayments	—	(1)
Balance, end of period	$40	$39

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The Company recognizes transfers in and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurred. There were no significant transfers in or out of Level 3 assets during the three months ended May 30, 2015 and May 31, 2014.
The Company’s Level 3 assets measured on a recurring basis include auction rate securities as well as corporate notes/bonds consisting of securities received in a payment-in-kind distribution from a former structured investment vehicle.
The auction rate securities are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the estimated weighted-average life of each security based on its contractual details and expected paydown schedule based upon the underlying collateral, the value of the underlying collateral which would be realized in the event of a waterfall event, an estimate of the likelihood of a waterfall event and an estimate of the likelihood of a permanent auction suspension. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the probability of a waterfall event is accompanied by a directionally opposite change in the assumption used for the probability of a permanent auction suspension. A waterfall event occurs if the funded reserves of the securities become insufficient to make the interest payments, resulting in the disbursement of the securities’ underlying collateral to the security holders.
The corporate notes/bonds are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the anticipated future monthly principal and interest payments, an estimated rate of decrease of those payments, the value of the underlying collateral, the number of securities currently in technical default as grouped by the underlying collateral, an estimated average recovery rate of those securities and assumptions surrounding additional defaults. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the anticipated monthly payments is accompanied by a directionally similar change in the average recovery rate and a directionally opposite change in the yearly decrease in payments and additional defaults assumptions.
The following table presents the significant unobservable inputs used in the fair value measurement of the above Level 3 assets, as well as the impact on the fair value measurement resulting from a significant increase or decrease in each input in isolation:

As at May 30, 2015	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)	Effect of Significant Increase/(Decrease) in Input on Fair Value
Auction rate securities	$37	Discounted cash flow	Weighted-average life	7 - 18 years (13 years)	(Decrease)/increase
			Collateral value (as a % of fair value)	99% - 144% (115%)	Increase/(decrease)
			Probability of waterfall event	10%	Increase/(decrease)
			Probability of permanent suspension of auction	5%	(Decrease)/increase
Corporate bonds/notes	$3	Discounted cash flow	Anticipated monthly principal and interest payments	$0.1 million	Increase/(decrease)
			Yearly decrease in payments	10%	(Decrease)/increase
			Collateral value (as a % of fair value)	138%	Increase/(decrease)
			Current securities in technical default, by collateral grouping	0 - 100% (13%)	(Decrease)/increase
			Average recovery rate of securities in technical default	30%	Increase/(decrease)
			Additional defaults assumption	0 - 44% (18%)	(Decrease)/increase

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

4.	DERIVATIVE FINANCIAL INSTRUMENTS
The notional amounts and fair values of financial instruments outstanding were as follows:

	As at May 30, 2015
	Balance Sheet Location	Fair Value of Derivatives Designated as Cash Flow Hedges	Fair Value of Derivatives Not Designated as Cash Flow Hedges	Fair Value of Derivatives Not Subject to Hedge Accounting	Total Estimated Fair Value	Notional Amount
Derivative Assets(1):
Currency forward contracts	Other current assets	$—	$—	$20	$20	$829
Currency option contracts	Other current assets	—	—	—	—	17
Total		$—	$—	$20	$20	$846

Derivative Liabilities(1):
Currency forward contracts	Accrued liabilities	$(9)	$—	$(7)	$(16)	$595
Currency option contracts	Accrued liabilities	(4)	—	—	(4)	71
Total		$(13)	$—	$(7)	$(20)	$666

Currency option contracts - premiums	Accumulated other comprehensive loss	$(1)	$—	$—	$(1)	$—
______________________________
(1) The fair values of derivative assets and liabilities are measured using Level 2 fair value inputs.

	As at February 28, 2015
	Balance Sheet Location	Fair Value of Derivatives Designated as Cash Flow Hedges	Fair Value of Derivatives Not Designated as Cash Flow Hedges	Fair Value of Derivatives Not Subject to Hedge Accounting	Total Estimated Fair Value	Notional Amount
Derivative Assets(1):
Currency forward contracts	Other current assets	$—	$19	$61	$80	$1,171
Currency option contracts	Other current assets	—	11	—	11	112
Total		$—	$30	$61	$91	$1,283

Derivative Liabilities(1):
Currency forward contracts	Accrued liabilities	$(13)	$(4)	$(4)	$(21)	$654
Currency option contracts	Accrued liabilities	(13)	(1)	—	(14)	134
Total		$(26)	$(5)	$(4)	$(35)	$788
______________________________
(1) The fair values of derivative assets and liabilities are measured using Level 2 fair value inputs.

Foreign Exchange
For a description of the Company's usage of derivatives and related accounting policy for these instruments, see the Annual Financial Statements.
The Company enters into forward and option contracts to hedge exposures relating to anticipated foreign currency transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in AOCI and subsequently reclassified to income in the period in which the cash flows from the

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income. For each of the three months ended May 30, 2015 and May 31, 2014, there were no realized losses on forward and option contracts which were ineffective upon maturity. As at May 30, 2015 and May 31, 2014, the outstanding derivatives designated as cash flow hedges were considered to be fully effective. The maturity dates of these instruments range from June 2015 to February 2016. As at May 30, 2015, the net unrealized loss on these forward and option contracts (including option premiums paid) was $14 million (February 28, 2015 - net unrealized loss of $26 million). Unrealized gains associated with these contracts were recorded in other current assets and AOCI. Unrealized losses were recorded in accrued liabilities and AOCI. Option premiums were recorded in AOCI. As at May 30, 2015, the Company estimates that approximately $14 million of net unrealized losses, including option premiums on these forward and option contracts, will be reclassified into income within the next twelve months.
The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statement of operations and the consolidated statement of comprehensive income (loss) for the three months ended May 30, 2015:

	Amount of Gain (Loss) Recognized in Other Comprehensive Income on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
Currency forward contracts	$(2)	Cost of sales	$—
Currency option contracts	(1)	Cost of sales	—
Currency forward contracts	(2)	Selling, marketing and administration	(4)
Currency option contracts	(1)	Selling, marketing and administration	(6)
Currency forward contracts	(5)	Research and development	—
Currency option contracts	(3)	Research and development	—
The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statement of operations and the consolidated statement of comprehensive income (loss) for the three months ended May 31, 2014:

	Amount of Gain (Loss) Recognized in Other Comprehensive Income on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
Currency forward contracts	—	Cost of sales	(1)
Currency forward contracts	—	Selling, marketing and administration	(1)
Currency forward contracts	—	Research and development	(4)
The Company has also entered into other forward and option contracts hedging anticipated foreign currency transactions which it did not designate as cash flow hedges. Any realized and unrealized gains and losses on these contracts are recognized in income each period. The maturity dates of these instruments range from June 2015 to October 2015. As at May 30, 2015, there were unrealized losses (net of premium paid) of nil recorded in respect of these instruments (February 28, 2015 - unrealized gains of $25 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration expenses. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration expenses.
As part of its currency risk management strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign exchange forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting, and any realized and unrealized gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the asset or liability. The maturity dates of these instruments range from June 2015 to November 2015. As at May 30, 2015, there were unrealized gains (net of premium paid) of $13 million recorded in respect of these instruments (February 28, 2015 - net unrealized gains of $57 million). Unrealized gains associated with these contracts were recorded in other current assets and selling,

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

marketing and administration expenses. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration expenses.
The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statement of operations for the three months ended May 30, 2015 and May 31, 2014:

		Three Months Ended
		May 30, 2015	May 31, 2014
	Location of Gain (Loss) Recognized in Income on Derivative Instruments	Amount of Gain (Loss) in Income on Derivative Instruments
Currency forward contracts	Selling, marketing and administration	$8	$(22)
Currency option contracts	Selling, marketing and administration	(4)	—
Selling, marketing and administration expense for the three months ended May 30, 2015 included $4 million in losses with respect to foreign exchange net of balance sheet revaluation (three months ended May 31, 2014 - losses of $11 million).
Credit Risk
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at May 30, 2015, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains, was 73% (February 28, 2015 - 47%). As at May 30, 2015, the Company had a total credit risk exposure across all counterparties with outstanding or unsettled foreign exchange derivative instruments of $9 million on a notional value of $918 million (February 28, 2015 - $56 million total risk exposure on a notional value of $2.1 billion).
The Company maintains Credit Support Annexes (“CSAs”) with several of its counterparties. These CSAs require the outstanding net position of all contracts to be made whole by the paying or receiving of collateral to or from the counterparties on a daily basis, subject to exposure and transfer thresholds. As at May 30, 2015, the Company had posted $4 million of collateral to counterparties, which approximated the fair value of those contracts. As with the derivatives recorded in an unrealized loss position, this amount is recorded in other current liabilities.
The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at May 30, 2015, no single issuer represented more than 22% of the total cash, cash equivalents and investments (February 28, 2015 - no single issuer represented more than 28% of the total cash, cash equivalents and investments), and that issuer was the United States Department of the Treasury.
Interest Rate Risk
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued unsecured convertible debentures due in 2020 (the “Debentures”) with a fixed interest rate. Consequently, the Company is exposed to interest rate risk as a result of the long term of the Debentures. The fair value of the Debentures will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.

5.	CONSOLIDATED BALANCE SHEETS DETAILS
Accounts receivable, net
The allowance for doubtful accounts as at May 30, 2015 was $10 million (February 28, 2015 - $10 million).
There was one customer that comprised 14% of accounts receivable as at May 30, 2015 (February 28, 2015 - no customers that comprised more than 10%).

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Inventories
Inventories were comprised of the following:

	As at
	May 30, 2015	February 28, 2015
Raw materials	$20	$11
Work in process	68	62
Finished goods	45	49
	$133	$122
For the three months ended May 30, 2015, the Company recorded non-cash, pre-tax charges of $21 million relating to the write down of certain inventories and $2 million recovery in supply commitments (three months ended May 31, 2014 - $23 million in inventory write down and $10 million recovery in supply commitments).

Other current assets
As at May 30, 2015, other current assets included $149 million in deferred cost of sales (February 28, 2015 - $199 million), as well as derivative instruments, among other items, none of which were greater than 5% of the current assets balance.

Property, plant and equipment, net
Property, plant and equipment were comprised of the following:

	As at
	May 30, 2015	February 28, 2015
Cost
Land	$26	$26
Buildings, leasehold improvements and other	404	423
BlackBerry operations and other information technology	1,244	1,236
Manufacturing equipment, research and development equipment and tooling	205	211
Furniture and fixtures	18	20
	1,897	1,916
Accumulated amortization	1,378	1,360
Net book value	$519	$556
Intangible assets, net
Intangible assets were comprised of the following:

	As at May 30, 2015
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$502	$338	$164
Intellectual property	2,516	1,399	1,117
	$3,018	$1,737	$1,281
	As at February 28, 2015
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$473	$329	$144
Intellectual property	2,545	1,314	1,231
	$3,018	$1,643	$1,375

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

During the first quarter of fiscal 2016, the additions to intangible assets primarily consisted of payments relating to amended or renewed licensing agreements, acquired technology from business acquisitions, as well as patent registration fees.
Based on the carrying value of the identified intangible assets as at May 30, 2015 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the remainder of fiscal 2016 and each of the four succeeding years is expected to be as follows: 2016 - $251 million; 2017 - $222 million; 2018 - $180 million; 2019 - $144 million; and 2020 - $113 million.
Goodwill
Changes to the carrying amount of goodwill were as follows:

Carrying Amount
Balance as at March 1, 2014	$—
Goodwill acquired through business combinations during the year	76
Balance as at February 28, 2015	76
Effect of foreign exchange on non-U.S. dollar denominated goodwill	(8)
Goodwill acquired through business combinations during the year (1)	28
Balance as at May 30, 2015	$96
(1) See Note 6 for details on the goodwill acquired through business acquisitions in fiscal 2016.
Accrued liabilities
As at May 30, 2015, other accrued liabilities included $97 million in accrued warranty obligations (February 28, 2015 - $123 million), as well as vendor inventory liabilities, royalties, carrier liabilities, accrued salaries and payroll withholding taxes, among other items, none of which were greater than 5% of the current assets balance.
Product warranty
The changes in the Company’s warranty expense and actual warranty experience for the three months ended May 30, 2015, as well as the accrued warranty obligations as at May 30, 2015, are set forth in the following table:

Accrued warranty obligations as at February 28, 2015	$123
Warranty costs incurred for the three months ended May 30, 2015	(17)
Warranty provision for the three months ended May 30, 2015	6
Adjustments for changes in estimate for the three months ended May 30, 2015	(15)
Accrued warranty obligations as at May 30, 2015	$97

6.	BUSINESS ACQUISITIONS
On May 7, 2015, the Company acquired all of the issued and outstanding shares of WatchDox Ltd. (“WatchDox”), a data security company offering secure enterprise file-sync-and-share solutions, for $59 million in cash. The acquisition enhances the Company's commitment to allow organizations to securely connect employees and corporate information across all mobile and desktop platforms. WatchDox's technology will be offered independently and as a value-added service through BES12 that complements the Company's enterprise mobility management portfolio.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The following table summarizes the preliminary fair value allocations of the acquisition price of the assets acquired and liabilities assumed during the three months ended May 30, 2015:

Assets purchased
Current assets	$3
Intangible assets	34
Goodwill(1)	28
65
Liabilities assumed
Current liabilities	3
Deferred revenue	7
10
Net non-cash assets acquired	55
Cash acquired	4
Net assets acquired	$59

Total consideration	$59
______________________________
(1) Goodwill represents the excess of the acquisition price over the fair value of net assets acquired, which is not expected to be deductible for tax purposes when goodwill results from share purchases.
The weighted-average amortization period of the acquired intangible assets related to the business acquisitions completed during the three months ended May 30, 2015 is approximately 9 years.

7.	RESTRUCTURING PROGRAMS
Resource Alignment Program (“RAP”)
During the three months ended May 30, 2015, the Company commenced a resource alignment program for its device software, hardware and applications business with the objectives of reallocating resources to capitalize on growth opportunities, provide the operational ability to better leverage contract research and development services relating to its handheld devices, and reaching sustainable profitability. During the three months ended May 30, 2015, the Company incurred approximately $52 million in total pre-tax charges related to this program for employee termination benefits, facilities and manufacturing network simplification costs. Other charges and cash costs may occur as programs are implemented or changes are completed.
The following table sets forth the activity in the Company’s RAP liability for the three months ended May 30, 2015:

	Employee Termination Benefits	Facilities Costs	Total
Charges incurred	$16	$8	$24
Cash payments made	—	—	—
Balance as at May 30, 2015	$16	$8	$24

The RAP charges, including non-cash charges incurred in the three months ended May 30, 2015 were as follows:

Cost of sales	$21
Research and development	13
Selling, marketing and administration	18
Total RAP charges	$52

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Cost Optimization and Resource Efficiency (“CORE”) Program
In fiscal 2013, the Company commenced the CORE program with the objective of improving the Company’s operations and increasing efficiency. The Company incurred approximately $226 million in pre-tax charges during the three months ended May 31, 2014 and $322 million in total pre-tax charges related to the CORE Program in fiscal 2015. All of the pre-tax charges were related to employee termination benefits, facilities, and manufacturing network simplification costs. During the three months ended May 30, 2015, the Company made cash payments of $16 million related to the CORE program, as shown in the table below. No further charges are expected to be incurred under the CORE program.
The following table sets forth the activity in the Company’s CORE program liability for the three months ended May 30, 2015:

	Employee Termination Benefits	Facilities Costs	Manufacturing Costs and Foreign Exchange	Total
Balance as at February 28, 2015	$3	$30	$2	$35
Charges incurred	—	6	(6)	—
Cash payments made	(2)	(14)	—	(16)
Balance as at May 30, 2015	$1	$22	$(4)	$19

The CORE program charges, including non-cash charges incurred in the three months ended May 30, 2015 and May 31, 2014 were as follows:

	Three Months Ended
	May 30, 2015	May 31, 2014
Cost of sales	$—	$12
Research and development	2	41
Selling, marketing and administration	7	173
Total CORE program charges	$9	$226
For the three months ended May 30, 2015, the $9 million of CORE program charges incurred relate to a reconciliation of estimated accruals to actual costs incurred and do not represent charges for any activities during the quarter.
As part of the CORE program, the Company decided to sell certain redundant assets and discontinue certain operations to drive cost savings and efficiencies in the Company. The Company recorded losses of approximately nil for the three months ended May 30, 2015 (three months ended May 31, 2014 - $9 million) related to the write-down to fair value less costs to sell of the assets held for sale. All losses on disposal or on write-down to fair value less costs to sell have been included in the selling, marketing and administration expenses on the Company’s consolidated statements of operations and included in the total CORE program charges in fiscal 2015 and prior periods.

8.	INCOME TAXES
For the three months ended May 30, 2015, the Company’s net effective income tax expense rate was approximately 7% compared to a net effective income tax recovery rate of 483% for the three months ended May 31, 2014. The Company’s income tax rate reflects the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the gain from the change in fair value of the Debentures, amongst other items was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
The Company’s total unrecognized income tax benefits as at May 30, 2015 was $7 million (February 28, 2015 - $11 million). The unrecognized income tax benefits have been netted against deferred income tax assets on the Company’s consolidated balance sheets.
The Company is subject to ongoing examination by tax authorities in certain jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes as well as the provisions for indirect and other taxes and related penalties and interest. While the final resolution of audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

9.	LONG-TERM DEBT
Convertible Debentures
In fiscal 2014, Fairfax Financial Holdings Limited (“Fairfax”) and other institutional investors invested in the Company through a $1.25 billion private placement of the Debentures.
Interest on the Debentures is payable quarterly in arrears at a rate of 6% per annum.  The Debentures have a term of seven years and each $1,000 of Debentures are convertible at any time into 100 common shares of the Company for a total of 125 million common shares at a price of $10.00 per share for all Debentures, subject to adjustments.
The Company has the option to redeem the Debentures after November 13, 2016 at specified redemption prices in specified periods. Covenants associated with the Debentures include limitations on the Company’s total indebtedness.
Under specified events of default, the outstanding principal and any accrued interest on the Debentures become immediately due and payable upon request of holders holding not less than 25% of the principal amount of the Debentures then outstanding. During an event of default the interest rate rises to 10% per annum.
The Debentures are subject to a change of control provision whereby the Company would be required to make an offer to repurchase the Debentures at 115% of par value if a person or group (not affiliated with Fairfax) acquires 35% of the Company’s outstanding common shares, acquires all or substantially all of its assets, or if the Company merges with another entity and the Company’s existing shareholders hold less than 50% of the common shares of the surviving entity.
Due to the possible volatility through the Company’s statement of operations resulting from fluctuation in the fair value of the embedded conversion option as well as the number of other embedded derivatives within the Debentures, the Company has elected to record the Debentures, including the debt itself and all embedded derivatives, at fair value and present the Debentures as a hybrid financial instrument. No portion of the fair value of the Debentures has been recorded as equity, nor would be if each component was freestanding. As of May 30, 2015, the fair value of the Company's Debentures was $1.55 billion. The difference between the fair value of the Debentures and the unpaid principal balance of $1.25 billion is $300 million.  The fair value of the Debentures is measured using Level 2 fair value inputs.
The Company recorded non-cash income associated with the change in the fair value of the Debentures of $157 million in the first quarter of fiscal 2016 (the “Q1 Fiscal 2016 Debentures Fair Value Adjustment”) (first quarter of fiscal 2015 - income adjustment of $287 million). This income is presented on a separate line in the Company's statement of operations. The fair value adjustment does not impact the key terms of the Debentures such as the face value, the redemption features or the conversion price.
During the first quarter of fiscal 2016, the Company recorded interest expense related to the Debentures of $19 million, which has been included in investment loss on the Company’s statement of operations (first quarter of fiscal 2015 - $19 million). The Company is required to make quarterly interest-only payments of approximately $19 million during the seven years the Debentures are outstanding.

10.	STOCK-BASED COMPENSATION
Stock Options
The Company recorded compensation expense with respect to stock options of approximately $1 million for the three months ended May 30, 2015 ($1 million for the three months ended May 31, 2014) in relation to stock-based compensation expense.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

A summary of option activity since February 28, 2015 is shown below:

	Options Outstanding
	Number (in 000’s)	Weighted- Average Exercise Price	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (millions)
Balance as at February 28, 2015	1,486	$9.34
Exercises during the period	(105)	6.55
Forfeited/canceled/expired during the period	(161)	23.52
Balance as at May 30, 2015	1,220	$7.75	3.03	$3
Vested and expected to vest as at May 30, 2015	1,176	$7.74	3.02	$2
Exercisable as at May 30, 2015	379	$6.82	2.35	$1
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on May 30, 2015 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on May 30, 2015. The intrinsic value of stock options exercised during the three months ended May 30, 2015, calculated using the average market price during the quarter, was approximately $6.55 per share.
As at May 30, 2015, there was $3 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.33 years. The total fair value of stock options vested during the three months ended May 30, 2015 was $1 million.
Cash received from the stock options exercised for the three months ended May 30, 2015 was $1 million (May 31, 2014 - $2 million).
There were no stock options granted during the three months ended May 30, 2015 or May 31, 2014.
Restricted Share Units
The Company recorded compensation expense with respect to restricted share units (“RSUs”) of approximately $13 million for the three months ended May 30, 2015 ($13 million for the three months ended May 31, 2014).
A summary of RSU activity since February 28, 2015 is shown below:

	RSUs Outstanding
	Number (000’s)	Weighted- Average Grant Date Fair Value	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (millions)
Balance as at February 28, 2015	26,001	$7.84
Granted during the period	1,041	9.73
Vested during the period	(577)	8.40
Forfeited/canceled during the period	(814)	9.07
Balance as at May 30, 2015	25,651	$7.87	2.13	$251
Expected to vest as at May 30, 2015	24,685	$7.66	2.16	$242
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of the Company’s common shares on May 30, 2015) that would have been received by RSU holders if all RSUs had vested on May 30, 2015.
As at May 30, 2015, there was $141 million of unrecognized compensation expense related to RSUs that will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.76 years.
During the three months ended May 30, 2015, there were 1,041,048 RSUs granted (May 31, 2014 - 1,859,817), all of which will be settled upon vesting by the issuance of new common shares.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

11.	CAPITAL STOCK
The following details the changes in issued and outstanding common shares for the three months ended May 30, 2015:

	Capital Stock and Additional Paid-In Capital
	Stock Outstanding (000’s)	Amount
Common shares outstanding as at February 28, 2015	528,802	$2,444
Stock-based compensation	—	14
Exercise of stock options	105	1
Common shares issued for RSU settlements	577	—
Common shares outstanding as at May 30, 2015	529,484	$2,459
The Company had 529 million common shares, 1 million options to purchase common shares, 26 million RSUs and 0.3 million deferred share units outstanding as at June 17, 2015. In addition, 125 million common shares are issuable upon conversion in full of the Debentures.

12.	EARNINGS (LOSS) PER SHARE
The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three Months Ended
	May 30, 2015	May 31, 2014
Net income for basic earnings per share available to common shareholders	$68	$23
Less: Debentures fair value adjustment	(157)	(287)
Add: Interest expense on Debentures	19	19
Net loss for diluted loss per share available to common shareholders	$(70)	$(245)

Weighted-average number of shares outstanding (000’s) - basic	529,235	526,742
Effect of dilutive securities (000’s)
Stock-based compensation (1)	16,304	6,486
Conversion of Debentures (2)	125,000	125,000
Weighted-average number of shares and assumed conversions (000’s) - diluted	670,539	658,228
Earnings (loss) per share - reported
Basic	$0.13	$0.04
Diluted	$(0.10)	$(0.37)
______________________________
(1) The Company has presented the dilutive effect of in-the-money options or RSUs that will be settled upon vesting by the issuance of new common shares in the calculation of loss per share for the three months ended May 30, 2015. As at May 30, 2015, there were 750,544 options and 23,324,646 RSUs outstanding that were in-the-money and may have a dilutive effect on earnings (loss) per share in future periods.
(2) The Company has presented the dilutive effect of the Debentures using the if-converted method, assuming conversion at the beginning of the first quarter of fiscal 2016. Accordingly, to calculate diluted loss per share, the Company adjusted net income by eliminating the Q1 Fiscal 2016 Debentures Fair Value Adjustment and interest expense incurred on the Debentures in the first quarter of fiscal 2016 and added the number of shares that would have been issued upon conversion to the diluted weighted average number of shares outstanding. See Note 9 for details on the Debentures.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

13.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The changes in AOCI by component, net of tax, for the three months ended May 30, 2015 were as follows:

	Foreign Currency Translation Adjustment	Unrealized Gains (Losses) on Cash Flow Hedges	Unrealized Gains on Available-for-Sale Securities	Total
AOCI as at February 28, 2015	$—	$(26)	$3	$(23)
Other comprehensive income before reclassifications	(12)	2	(1)	(11)
Amounts reclassified from AOCI into income	—	10	—	10
Other comprehensive income for the period	(12)	12	(1)	(1)
AOCI as at May 30, 2015	$(12)	$(14)	$2	$(24)

The effects on net income of amounts reclassified from AOCI into income by component for the three months ended May 30, 2015 were as follows:

Location of loss reclassified from AOCI into income	Gains and Losses on Cash Flow Hedges	Gains and Losses on Available-for-Sale Securities	Total
Selling, marketing and administration	$(10)	$—	$(10)
Recovery of income taxes	3	—	3
Total amount reclassified into income, net of tax	$(7)	$—	$(7)

14.	COMMITMENTS AND CONTINGENCIES

(a)	Credit facility and letters of credit
The Company has $58 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business. See the discussion of restricted cash in Note 2.

(b)	Contingencies
Litigation
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been, and will likely continue to be, necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors” in the Company’s unaudited Annual Information Form for the fiscal year ended February 28, 2015, which is included in the Company’s Annual Report on Form 40-F, including the risk factors entitled “The Company is subject to general commercial litigation, class action and other litigation claims as part of its operations, and it could suffer significant litigation expenses in defending these claims and could be subject to significant damage awards or other remedies”, “The Company is subject to potential litigation claims arising from the Company's disclosure practices”, and “The Company may infringe on the intellectual property rights of others”.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
As of May 30, 2015, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made. Further, there are claims outstanding for which the Company has assessed the potential loss as reasonably possible to result, however an estimate of the amount of loss cannot reasonably be made. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: the early stages of a proceeding does not require the claimant to specifically identify the patent that has allegedly been infringed; damages sought are unspecified, unsupportable, unexplained or uncertain; discovery has not been started or is incomplete; the facts that are in dispute are highly complex (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties have not engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.
Though they do not meet the test for accrual described above, the Company has included the following summaries of certain of its legal proceedings that it believes may be of interest to its investors.
Between October and December 2013, several purported class action lawsuits and one individual lawsuit were filed against the Company and certain of its former officers in various jurisdictions alleging that during the period from September 27, 2012 through September 20, 2013, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects and that certain of the Company’s financial statements contain material misstatements. The individual lawsuit was voluntarily dismissed. In respect of the U.S. class actions, four motions for the appointment of lead plaintiff were filed. On March 14, 2014, the Judge consolidated the proceedings in the U.S. District Court for the Southern District of New York. On May 27, 2014, the Consolidated Amended Class Action Complaint was filed. The Company filed a motion to dismiss the complaint. On March 13, 2015, the court issued an order granting the Company's motion to dismiss. The plaintiffs have filed a motion for reconsideration and for leave to file an amended complaint. The proceeding is ongoing.
On June 1, 2015, the Company announced that it had settled its outstanding legal disputes with Typo Products LLC, Typo Innovations LLC, Show Media LLC, Hallier Investments LLC, and Laurence Hallier, including BlackBerry Limited v. Typo Products LLC et al. (Case No. 3:14-cv-00023-WHO) and BlackBerry Limited v. Typo Products LLC et al. (Case No. 3:15-cv-00715-WHO). The litigation has been dismissed. The terms of the settlement are confidential.

(c)	Concentrations in certain areas of the Company’s business
The Company attempts to ensure that most components essential to the Company’s business are generally available from multiple sources; however, certain components are currently obtained from limited sources within a competitive market, which subjects the Company to significant supply, availability and pricing risks. Many components are at times subject to industry-wide shortages and significant commodity pricing fluctuations including those that are available from multiple sources. In addition, the Company has entered into various agreements for the supply of components, the manufacturing of its products and agreements that allow the Company to use intellectual property owned by other companies; however, there can be no guarantee that the Company will be able to extend or renew these agreements on similar terms, or at all. Therefore, the Company remains subject to significant risks of supply shortages, intellectual property litigation risk as well as potential price increases that can materially adversely affect its financial condition and operating results.
The Company also uses some custom components that are not common to the rest of the industry, and new products introduced by the Company often utilize custom components available from only one source for a period of time. When a component or product uses new technologies, initial capacity constraints may exist until the suppliers’ yields have matured or manufacturing capacity has increased. If the Company’s supply of components for a new or existing product were delayed or constrained, the Company’s financial condition and operating results could be materially adversely affected. Further, if the Company was not able to find an alternative source for the necessary quantities, the Company’s business and financial performance could also be materially adversely affected. Continued availability of these components at acceptable prices, or at all, may be affected if those suppliers concentrate on the production of common components instead of components customized to meet the Company’s requirements.
Substantially all of the Company’s hardware products are manufactured by outsourcing partners that are located primarily in Asia or Mexico. A significant concentration of this manufacturing is currently performed by a small number of outsourcing partners. Although the Company works closely with its outsourcing partners on manufacturing schedules,

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

the Company’s operating results could be adversely affected if its outsourcing partners were unable to meet their production commitments.

(d)	Indemnifications
The Company enters into certain agreements that contain indemnification provisions under which the Company could be subject to costs and damages, including in the event of an infringement claim against the Company or an indemnified third party. Such intellectual property infringement indemnification clauses are generally not subject to any dollar limits and remain in effect for the term of the Company’s agreements. To date, the Company has not encountered material costs as a result of such indemnifications.
The Company has entered into indemnification agreements with its current and former directors and executive officers. Under these agreements, the Company agreed, subject to applicable law, to indemnify its directors and executive officers against all costs, charges and expenses reasonably incurred by such individuals in respect of any civil, criminal or administrative action which could arise by reason of their status as directors or officers. The Company maintains liability insurance coverage for the benefit of its directors and current and former executive officers. The Company has not encountered material costs as a result of such indemnifications in the current year. See the Company’s Management Information Circular for fiscal 2015 for additional information regarding the Company’s indemnification agreements with its directors and current and former executive officers.

15.	SEGMENT DISCLOSURES
The Company is organized and managed as a single reportable operating segment. The Company currently sells an integrated BlackBerry wireless communications platform solution, which includes the sale of BlackBerry handheld devices and the provision of data communication, compression and security infrastructure services, which enable BlackBerry handheld wireless devices to send and receive wireless messages and data. For enterprise customers, the Company currently sells an integrated BlackBerry Enterprise Server software solution that gives corporate and government customers the ability to set and enforce specific information technology policies to manage their BlackBerry handheld wireless devices when the data services pass through BlackBerry’s relay and provisioning infrastructure.

Revenue, classified by major geographic segments in which the Company’s customers are located, was as follows:

	Three Months Ended
	May 30, 2015		May 31, 2014
North America
Canada	$69	10.5%	$56	5.8%
United States	216	32.8%	220	22.8%
	285	43.3%	276	28.6%
Europe, Middle East and Africa	245	37.2%	414	42.9%
Latin America	42	6.4%	125	12.9%
Asia Pacific	86	13.1%	151	15.6%
Total	$658	100.0%	$966	100.0%

Revenue, classified by revenue categories, was as follows:

	Three Months Ended
	May 30, 2015	May 31, 2014
Revenue mix
Hardware	$263	$379
Service	252	519
Software and Technology Licensing	137	54
Other	6	14
	$658	$966

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Property, plant and equipment and intangible assets, classified by geographic segments in which the Company’s assets are located, was as follows:

	As at
	May 30, 2015		February 28, 2015
	Property, plant and equipment and intangible assets	Total assets	Property, plant and equipment and intangible assets	Total assets
Canada	$1,481	$2,375	$1,628	$3,368
United States	191	2,924	202	2,700
United Kingdom	98	371	79	126
Other	126	520	98	355
	$1,896	$6,190	$2,007	$6,549

BLACKBERRY LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MAY 30, 2015
June 23, 2015
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of BlackBerry Limited (the “Company” or “BlackBerry”) for the three months ended May 30, 2015, as well as the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the fiscal year ended February 28, 2015 (the “Annual MD&A”) . The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A provides information for the three months ended May 30, 2015 and up to and including June 23, 2015.
Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended February 28, 2015 (the “AIF”), which is included in the Company’s Annual Report on Form 40-F for the fiscal year ended February 28, 2015 (the “Annual Report”), can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

•	the Company's ability to reach sustainable non-GAAP profitability by the end of fiscal 2016, and expectations regarding its cash flow and revenue trend;

•	the Company’s plans, strategies and objectives, including the anticipated benefits of its strategic initiatives described below;

•
the Company's expectations regarding anticipated demand for, and the timing of, new product and service offerings, and the Company’s plans and expectations relating to its existing and new product and service offerings, including BlackBerry Enterprise Service (“BES”) 10, BES12, BlackBerry 10 smartphones, services related to BlackBerry Messenger (“BBM”), and the cloud-based BlackBerry Internet of Things platform (the “BlackBerry IoT Platform”);

•	the Company's expectations regarding expanding its distribution capability and realizing the related benefits sometime in fiscal 2016;

•	the Company's expectations regarding the generation of revenue from its software, services and other technologies, including the monetization of its patent portfolio;

•	the Company's expected benefits from its plans to reallocate resources through its resource alignment program (the “RAP”);

•	the Company's anticipated levels of decline in service revenue in the second quarter of fiscal 2016;

•	the Company's expectations for gross margin for the next quarter;

•	the Company's expectations for operating expenses for the next few quarters;

•	the Company's expectations regarding its common share repurchase program;

•	the Company’s expectations with respect to the sufficiency of its financial resources and maintaining its strong cash position; and

•	the Company’s estimates of purchase obligations and other contractual commitments.
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify forward-looking statements in this MD&A, including in the sections entitled

1

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

“Business Overview”, “First Quarter Fiscal 2016 Summary Results of Operations – Financial Highlights”, “Results of Operations – Three months ended May 30, 2015 compared to three months ended May 31, 2014 – Revenue – Revenue by Category – Service Revenue”, “Results of Operations – Three months ended May 30, 2015 compared to three months ended May 31, 2014 – Revenue – Revenue by Category – Software and Technology Licensing Revenue”, “Results of Operations – Three months ended May 30, 2015 compared to three months ended May 31, 2014 – Gross Margin”, “Results of Operations – Three months ended May 30, 2015 compared to three months ended May 31, 2014 – Operating Expenses”, and “Financial Condition – Debenture Financing and Other Funding Sources”. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances, including but not limited to, the Company’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, the launch of new products and services, general economic conditions, product pricing levels and competitive intensity, supply constraints, and the Company’s expectations regarding the cash flow generation of its business and the sufficiency of its financial resources. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risk Factors” section of the AIF, which is included in the Annual Report, including:

•
the Company's ability to attract new enterprise customers and maintain its existing relationships with its enterprise customers or transition them to the BES12 platform and deploy BlackBerry 10 smartphones;

•
the Company’s ability to develop, market and distribute an integrated software and services offering, or otherwise monetize its technologies, to grow revenue, achieve sustained profitability or mitigate the impact of the decline in the Company’s service access fees;

•
the Company's ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, or to meet customer requirements, including risks related to new product introductions;

•	risks related to the Company’s products and services being dependent upon the interoperability with rapidly changing systems provided by third parties; and

•
intense competition, rapid change and significant strategic alliances within the Company’s industry, including recent and potential future strategic transactions by its competitors or carrier partners, which could continue to weaken the Company’s competitive position or could continue to require the Company to reduce its prices to compete effectively.

All of these factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. Any statements that are forward-looking statements are intended to enable the Company’s shareholders to view the anticipated performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the ongoing transition in the Company's business strategy and the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These difficulties in forecasting the Company's financial results and performance are magnified at the present time given the uncertainties related to the Company's strategic initiatives described in this MD&A. See “Business Overview - Strategy, Products and Services” and the AIF, which is included in the Annual Report.
The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
Business Overview
A global leader in mobile communications, the Company revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, the Company aims to inspire the success of its millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, the Company operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company’s common shares are listed on the NASDAQ Global Select Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB) and its unsecured convertible debentures due 2020 (the “Debentures”) are listed on the Toronto Stock Exchange (TSX: BB.DB.U).
With the BlackBerry platform, the Company believes it offers a market-leading mobile communications experience with push-based connectivity, industry-leading security and enterprise manageability, excellent radio performance and differentiated social applications, such as BBM, that provide immediacy, productivity and collaboration. The Company has sought to renew its focus

2

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

on its core strengths of enterprise and security through the expansion of its product and service offerings in the enterprise space, including the introduction of the cross-platform BES12 solution.
The Company’s latest devices are its BlackBerry 10 smartphone models, including the Classic, Passport, Z3, Z30, Z10, Q10 and Q5, each with Long Term Evolution capability, as well as the BlackBerry Leap. The BlackBerry Leap launched on April 15, 2015 and is currently available in 22 markets. As at the end of the first quarter of fiscal 2016, the Company had a user base of approximately 33 million.
The Company has experienced a significant decline in revenue and market share due to intense competition and other factors, as discussed below under “Results of Operations – Three months ended May 30, 2015 compared to three months ended May 31, 2014 – Revenue”.
Strategy, Products and Services
The Company is completing its transition to an operating unit organizational structure consisting of the Devices business, Enterprise Services, BlackBerry Technology Solutions and Messaging. Across all four businesses, BlackBerry products and services are renowned for productivity and security, and the Company believes it delivers the most secure end-to-end mobile enterprise solutions in the market.  With these core strengths, the Company’s broad product portfolio is focused on serving enterprise customers, particularly in regulated industries and select vertical markets, including financial services, government, law firms and healthcare. The Company’s goal is to maintain its market leadership in the enterprise mobility segment by continuing to extend the functionality of its BES infrastructure beyond enterprise mobility management (“EMM”), to include application management, application enablement and application development and, on top of this extensive foundation, deliver additional horizontal and vertical applications. To achieve this vision, BlackBerry has aligned its businesses and operations around the four core areas to drive greater efficiency and speed in bringing new offerings to market, while optimizing assets and capabilities across all businesses in support of the Company’s overall strategy and financial objectives. Please also see the “Narrative Description of the Business - Strategy” and “Narrative Description of the Business - Products and Services” sections in the AIF, which is included in the Annual Report.
The Company continues to implement its new strategy, taking the following key steps to date in fiscal 2016:

•
entered into joint development and manufacturing agreements with Wistron Corporation and Compal Electronics, which are expected to reduce the time to market of new devices, streamline the supply chain, leverage greater economies of scale, and enable resource and fixed asset reductions for greater business efficiency;

•	acquired WatchDox Ltd. (“WatchDox”), a data security company offering secure enterprise file-sync-and-share solutions that allow users to protect, share and work with their files on any device;

•	announced a new partnership with T-Mobile US, Inc. to bring the BlackBerry Classic to the Un-carrier’s Data Strong network and its individual and business customers;

•	announced the planned integration of Samsung KNOX with WorkLife by BlackBerry and SecuSUITE with BlackBerry enterprise solutions to be offered through Samsung Business Services;

•	announced that certain mobile operators will offer BlackBerry's Enhanced SIM-Based Licensing for enterprise customers, BES12 and BlackBerry EMM services with their monthly wireless subscriber invoice;

•
announced BES12 Cloud, a cloud-based EMM solution that offers easy management of iOS, Android, Windows Phone, BlackBerry 10 smartphones and tablets, as well as a wide range of Samsung KNOX and Android for Work smartphones and tablets;

•
unveiled the BlackBerry Experience Suite for any smartphone or tablet running iOS®, Android™ or Windows®, including three bundles of services that users will be able to purchase individually or together, which are the BlackBerry Productivity Suite, the BlackBerry Communication & Collaboration Suite, and the BlackBerry Security Suite;

•
introduced several new customization features and enhancements for BBM for Android, iOS and BlackBerry 10, including custom BBM pins, BBM support for Google Android Wear™, password protection and landscape mode for iOS users, multiple BBM channel contributors and sharing photos in group chats;

•
announced new BlackBerry partner applications available for BlackBerry 10, iOS and Android devices that are enabling innovative solutions to improve healthcare communications, workflow and patient care;

•	announced a collaboration with Vodafone Germany to deliver Vodafone Secure Call, a service that offers corporate users an anti-eavesdropping secure call service;

3

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

•	announced that its Secusmart unit is launching the SecuTABLET, a high-security tablet based on the Samsung Galaxy Tab S 10.5, with secure app wrapping technology being provided by IBM;

•
announced a managed public key infrastructure certificate service for connected devices, unleashing the performance of its renowned security technology for a broad range of Internet of Things applications; and

•
demonstrated its next-generation over-the-air update solution, which is part of the BlackBerry IoT Platform and is designed to deliver secure, globally scalable update services for maintaining and enhancing the software in infotainment systems, telematics units, and other end-points in the vehicle.

The Company continues to enhance its BlackBerry 10 offerings with new value-added services, including advanced security tools and additional enterprise services, new services for the Company’s strong BBM base, the creation of cross-platform offerings and services that leverage BlackBerry’s social media community.
Technology Licensing
As part of the Company's announced business strategy related to technology and patent licensing, the Company began to monetize its patent portfolio.
The Company's outbound patent licensing agreements provide for license fees that may be a single upfront payment or multiple payments representing all or a majority of the licensing revenue that will be payable to the Company. These agreements grant (i) a limited non-exclusive, non-transferable license to certain of the Company’s patents, (ii) a covenant not to enforce patent rights against the licensee, and (iii) the release of the licensee from certain claims. From time to time the Company may sell patents, which are typically non-strategic to the Company’s product and patent portfolio. These patent sales are a part of the technology and patent licensing strategy, and therefore represent a component of the Company's major or central operations.
Common Share Repurchase Program
The Company’s board of directors has authorized a share repurchase program to purchase for cancellation up to 12 million common shares, or approximately 2.6% of the outstanding public float.  With the approval of the Company’s shareholders at its annual meeting held on June 23, 2015 of a new employee share purchase plan and an increase in the number of shares available under the Company’s equity incentive plan, the Company expects to file a notice of intention to commence a normal course issuer bid with the Toronto Stock Exchange (the “TSX”).  The share repurchase program would remain in place for up to 12 months from acceptance of the notice of intention by the TSX, or such earlier time as the purchases are completed or the program is terminated by the Company.
The Company may purchase the common shares over the NASDAQ Global Select Market or, subject to regulatory approval, on the TSX or other markets.  The price the Company will pay for any shares under the share repurchase program will be the prevailing market price at the time of purchase. The share repurchase program will be effected in accordance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934 and the TSX’s normal course issuer bid rules, which contain restrictions on the number of shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of the Company’s common shares on the applicable exchange.
The actual number of shares to be purchased and the timing and pricing of any purchases under the share repurchase program will depend on future market conditions and upon potential alternative uses for cash resources.  There is no assurance that any shares will be purchased under the share repurchase program and the Company may elect to modify, suspend or discontinue the program at any time without prior notice.
Non-GAAP Financial Measures
The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis. On June 23, 2015, the Company announced financial results for the first quarter of fiscal 2016, which included certain non-GAAP financial measures, including adjusted gross margin, adjusted gross margin percentage, adjusted loss before income taxes, adjusted net loss and adjusted loss per share.

4

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended May 30, 2015, these measures were adjusted for the following (collectively, the “Q1 Fiscal 2016 Non-GAAP Adjustments”):

•
the Q1 Fiscal 2016 Debentures Fair Value Adjustment (as defined below under “First Quarter Fiscal 2016 Summary Results of Operations – Financial Highlights – Debentures Fair Value Adjustment”) of approximately $157 million (pre-tax and after tax);

•	RAP charges of approximately $52 million (pre-tax and after tax); and

•	Cost Optimization and Resource Efficiency (“CORE”) program charges of approximately $9 million (pre-tax and after tax).
The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to better assess the Company’s operating performance relative to its consolidated financial results in prior and future periods and improves the comparability of the information presented. Readers are cautioned that adjusted gross margin, adjusted gross margin percentage, adjusted loss before income taxes, adjusted net loss, adjusted loss per share and similar measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are described in this MD&A. A reconciliation of these non-GAAP financial measures for the three months ended May 30, 2015 to the most directly comparable U.S. GAAP measures was included in the Company’s press release, dated June 23, 2015, and is reflected in the table below.

Q1 Fiscal 2016 Non-GAAP Adjustments		For the Three Months Ended May 30, 2015 (in millions)
	Income statement location	Gross margin (before taxes)	Gross margin % (before taxes)	Income (loss) before income taxes	Net income (loss)	Basic earnings (loss) per share
As reported		$310	47%	$73	$68	$0.13
Debentures Fair Value Adjustment (1)	Debentures fair value adjustment	—	—%	(157)	(157)
RAP Charges (2)	Cost of sales	21	3%	21	21
RAP Charges (2)	Research and development	—	—%	13	13
RAP Charges (2)	Selling, marketing and administration	—	—%	18	18
CORE Program Charges	Research and development	—	—%	2	2
CORE Program Charges	Selling, marketing and administration	—	—%	7	7
Adjusted		$331	50%	$(23)	$(28)	$(0.05)
(1) See “First Quarter Fiscal 2016 Summary Results of Operations – Financial Highlights - Debentures Fair Value Adjustment”.
(2) See “First Quarter Fiscal 2016 Summary Results of Operations – Financial Highlights - RAP”.

Similarly, on June 19, 2014, the Company announced financial results for the first quarter of fiscal 2015, which included certain non-GAAP financial measures, including adjusted gross margin, adjusted gross margin percentage, adjusted loss before income taxes, adjusted net loss and adjusted loss per share.
For the three months ended May 31, 2014, these measures were adjusted for the following (collectively, the “Q1 Fiscal 2015 Non-GAAP Adjustments”):

•	the Debentures fair value adjustment of $287 million, and

•	CORE program charges of approximately $226 million ($204 million after tax).

5

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

A reconciliation of these non-GAAP financial measures for the three months ended May 31, 2014 to the most directly comparable U.S. GAAP measures was included in the Company’s press release, dated June 19, 2014, and is reflected in the table below.

Q1 Fiscal 2015 Non-GAAP Adjustments		For the Three Months Ended May 31, 2014 (in millions)
	Income statement location	Gross margin (before taxes)	Gross margin % (before taxes)	Loss before income taxes	Net income (loss)	Basic earnings (loss) per share
As reported		$451	47%	$(6)	$23	$0.04
Debentures Fair Value Adjustment	Debentures fair value adjustment	—	—%	(287)	(287)
CORE Program Charges	Cost of sales	12	1%	12	11
CORE Program Charges	Research and development	—	—%	41	37
CORE Program Charges	Selling, marketing and administration	—	—%	173	156
Adjusted		$463	48%	$(67)	$(60)	$(0.11)

The Company also reported adjusted earnings before interest, income taxes, depreciation and amortization (“EBITDA”) for the three months ended May 30, 2015 of $157 million, as shown in the table below.

For the Three Months Ended May 30, 2015 (in millions)
Operating income	$89
Non-GAAP adjustments to operating income
Debentures Fair Value Adjustment	(157)
CORE Program Charges	9
RAP Charges	52
Total non-GAAP adjustments to operating income	(96)
Non-GAAP operating loss	(7)
Amortization	164
Adjusted EBITDA	$157

Accounting Policies and Critical Accounting Estimates
There have been no changes to the Company’s accounting policies or critical accounting estimates from those described under “Accounting Policies and Critical Accounting Estimates” in the Annual MD&A, with the exception of additional disclosure as described in Note 1 of the Consolidated Financial Statements.
Recently Issued Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard on the topic of revenue contracts, which replaces the existing revenue recognition standard. The new standard amends a number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company will adopt this guidance in the first quarter of fiscal 2018 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In April 2015, the FASB issued a new accounting standards update on the topic of debt issuance costs. The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments are effective for

6

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted for financial statements that have not been previously issued. The Company will adopt this guidance in the first quarter of fiscal 2017 and is currently evaluating the impact that the adoption will have on its financial position and disclosures.
In April 2015, the FASB issued a new accounting standards update on the topic of internal-use software. The amendments in this update provide guidance to customers about whether a cloud computing arrangement includes a software license. The amendments are effective for annual reporting periods beginning after December 16, 2015, including interim periods within that reporting period. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2017 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In June 2015, the FASB issued a new accounting standards update for technical corrections and improvements that affect a wide variety of topics in the codification. The amendments in this update correct unintended application of guidance, make minor improvements and provide clarification to the codification. The amendments that require transition guidance are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2017 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
First Quarter Fiscal 2016 Summary Results of Operations
The following table sets forth certain consolidated statement of operations data as at May 30, 2015 and May 31, 2014.

	For the Three Months Ended (in millions, except for share and per share amounts)
	May 30, 2015		May 31, 2014		Change
Revenue	$658	100%	$966	100%	$(308)
Gross margin(1)(2)	310	47%	451	47%	(141)
Operating expenses(1)(2)	221	34%	431	45%	(210)
Income (loss) before income taxes	73	11%	(6)	(1%)	79
Provision for (recovery of) income taxes	5	1%	(29)	(3%)	34
Net income	$68	10%	$23	2%	$45

Earnings (loss) per share - reported
Basic	$0.13		$0.04		$0.09
Diluted(3)	$(0.10)		$(0.37)		$0.27

Weighted-average number of shares outstanding (000’s)
Basic	529,235		526,742
Diluted(3)	670,539		658,228

(1)	See “Non-GAAP Financial Measures” for the impact of the Q1 Fiscal 2016 Non-GAAP Adjustments on gross margin and operating expenses in the first quarter of fiscal 2016.

(2)	See “Non-GAAP Financial Measures” for the impact of the Q1 Fiscal 2015 Non-GAAP Adjustments on gross margin and operating expenses in the first quarter of fiscal 2015.

(3)
Diluted loss per share on a GAAP basis for the first quarter of fiscal 2016 and 2015 includes the dilutive effect of the Debentures using the if-converted method, assuming conversion at the beginning of the fiscal quarter. See Note 12 to the Consolidated Financial Statements for the Company's calculation of diluted loss per share.

Financial Highlights
The Company had approximately $3.3 billion in cash, cash equivalents and investments as of May 30, 2015. In the first quarter of fiscal 2016, the Company recognized revenues of $658 million and generated income of $68 million, or $0.13 basic earnings per share and $0.10 diluted loss per share on a GAAP basis. As further discussed below, net income reflects non-cash income associated with the change in the fair value of the Debentures of $157 million, pre-tax charges of $52 million related to the RAP, and pre-tax restructuring charges of $9 million related to the CORE program recorded in the first quarter of fiscal 2016. See also “Non-GAAP Financial Measures” and “Financial Condition - Debenture Financing and Other Funding Sources” in this MD&A.

7

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company continues to anticipate generating positive free cash flow. The Company continues to target revenue stabilization and sustainable non-GAAP profitability by the end of fiscal 2016.
Debentures Fair Value Adjustment
As previously disclosed, the Company elected the fair value option to account for the Debentures; therefore, periodic revaluation is required under U.S. GAAP. The valuation is influenced by a number of embedded features within the Debentures, including the Company’s put option on the debt and the investors' conversion option, among others. The primary factors that influence the fair value adjustment are the Company’s share price, as well as associated volatility in the share price, and the Company's implied credit rating. The fair value adjustment does not impact the key terms of the Debentures such as the face value, the redemption features or the conversion price. In the first quarter of fiscal 2016, the Company recorded non-cash income associated with the change in the fair value of the Debentures of approximately $157 million (pre-tax and after tax), (the “Q1 Fiscal 2016 Debentures Fair Value Adjustment”).
Business Acquisitions
On May 7, 2015, the Company acquired all of the issued and outstanding shares of WatchDox, a data security company offering secure enterprise file-sync-and-share solutions, for $59 million in cash. The acquisition further enhances the Company's commitment to allow organizations to securely connect employees and corporate information across all mobile and desktop platforms. WatchDox's technology will be offered independently and as a value-added service through BES12 that complements the Company's EMM portfolio.
RAP
During the first quarter of fiscal 2016, the Company commenced the RAP for its device software, hardware and applications business with the objectives of reallocating resources to capitalize on growth opportunities, provide the operational ability to better leverage contract research and development services relating to its handheld devices, and reaching sustainable profitability. Other charges and cash costs may occur as programs are implemented or changes are completed. During the three months ended May 30, 2015, the Company incurred approximately $52 million in total pre-tax charges related to this program for employee termination benefits and facilities costs.
Free Cash Flow
Free cash flow is a measure of financial performance calculated as operating cash flow minus capital expenditures. For the three months ended May 30, 2015, the Company reported free cash flow of $123 million, which consisted of operating cash flows of $134 million, minus capital expenditures of $11 million. Free cash flow includes the effect of foreign exchange of $10 million.

8

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Three months ended May 30, 2015 compared to three months ended May 31, 2014
Revenue
Revenue for the first quarter of fiscal 2016 was $658 million, a decrease of approximately $308 million, or 31.9%, from $966 million in the first quarter of fiscal 2015.
Comparative breakdowns of the significant revenue categories and geographic regions are set forth in the following table:

	For the Three Months Ended (in millions)
	May 30, 2015		May 31, 2014		Change
BlackBerry handheld devices recognized	1.1		1.6		(0.5)	(31.3%)

Revenue
Hardware	$263	40.0%	$379	39.2%	$(116)	(30.6)%
Service	252	38.3%	519	53.7%	(267)	(51.4)%
Software and Technology Licensing	137	20.8%	54	5.6%	83	153.7%
Other	6	0.9%	14	1.5%	(8)	(57.1)%
	$658	100.0%	$966	100.0%	$(308)	(31.9)%
Revenue by Geography
North America	$285	43.3%	$276	28.6%	$9	3.3%
Europe, Middle East and Africa	245	37.2%	414	42.9%	(169)	(40.8)%
Latin America	42	6.4%	125	12.9%	(83)	(66.4)%
Asia Pacific	86	13.1%	151	15.6%	(65)	(43.0)%
	$658	100.0%	$966	100.0%	$(308)	(31.9)%
Revenue by Category
Hardware Revenue
Hardware revenue was $263 million, or 40% of revenue, in the first quarter of fiscal 2016 compared to $379 million, or 39.2% of revenue, in the first quarter of fiscal 2015, representing a decrease of $116 million or 30.6%. The Company recognized revenue related to approximately 1.1 million BlackBerry handheld devices in the first quarter of fiscal 2016, compared to approximately 1.6 million BlackBerry handheld devices in the first quarter of fiscal 2015. Approximately 81% of the devices recognized in the first quarter of fiscal 2016 were BlackBerry 10 devices. The Company believes that the significant decrease in hardware revenue over the prior fiscal year was primarily attributable to decreased demand due to intense competition and the Company's aging product portfolio, which was partially offset by an increase in the average selling prices with the introduction of new devices, including the Passport and Classic.
Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. Commencing in fiscal 2016, the Company was able to conclude that the price was fixed or determinable on shipment in certain cases and therefore, the four criteria for revenue recognition were met upon shipment. As such, sales of the Company's latest BlackBerry 10 devices to wireless carriers in certain regions, and BlackBerry 7 devices in certain regions, are recognized as revenue at the time of shipment. Other shipments of BlackBerry 10 and BlackBerry 7 devices are recognized as revenue when the devices sell through to end users.
During the first quarter of fiscal 2016, approximately 1.3 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to the first quarter of fiscal 2016 and which reduced the Company's inventory in the channel. The number of BlackBerry smartphones that were sold through to end customers was 2.6 million in the first quarter of fiscal 2015.
See also “Significant Accounting Policies and Critical Accounting Estimates - Revenue Recognition - Hardware” in Note 1 to the Consolidated Financial Statements.

9

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Service Revenue
Service revenue decreased by $267 million, or 51.4%, to $252 million, or 38.3% of revenue, in the first quarter of fiscal 2016, compared to $519 million, or 53.7% of revenue, in the first quarter of fiscal 2015.
The decrease in service revenue is primarily attributable to a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans, as well as pricing reduction programs implemented by the Company to maintain its customer base. The year-over-year decrease also resulted from a lower number of BlackBerry users and lower revenue from those users compared to the first quarter of fiscal 2015.
In the fourth quarter of fiscal 2015, the Company stated its expectations that service revenue would decline by approximately 15% per quarter in fiscal 2016. Service revenues for the first quarter of fiscal 2016 decreased by approximately 16% compared to the fourth quarter of fiscal 2015. The Company continues to expect service revenue to decline by approximately 15% per quarter for the remainder of fiscal 2016.
Software and Technology Licensing Revenue
Software and technology licensing revenue, which includes fees from licensed BES software, client access licenses, technical support, maintenance and upgrades, software licensing revenues, and technology licensing revenues increased by $83 million, or 153.7%, to $137 million, or 20.8% of revenue, in the first quarter of fiscal 2016, compared to $54 million, or 5.6% of revenue, in the first quarter of fiscal 2015. The increase was primarily attributable to an increase in technology licensing revenues. The Company's software revenue for the first quarter of fiscal 2016, excluding revenue from technology licensing, increased by over 20% compared to the same period in the prior fiscal year. The Company's software revenue for the first quarter of fiscal 2016, excluding revenue from technology licensing, decreased slightly from the fourth quarter of fiscal 2015. The Company expects that its software revenue, excluding revenue from technology licensing, will increase by over 20% in the coming quarter compared to the same period in the prior fiscal year.
The Company is targeting software and technology licensing revenue in the $500 million range in fiscal 2016, excluding revenue generated from BBM services such as BBM Protected and BBM Meetings. The Company expects to generate software and technology licensing revenue from monetizing existing and forthcoming products and its patent portfolio, including as described above in “Business Overview - Strategy, Products and Services”. The Company expects the growth of software and technology licensing revenue to accelerate in the second half of fiscal 2016. The Company is no longer expecting $100 million in BBM revenue during fiscal 2016 due to a lower than expected rate of growth, but is focusing on enterprise in developed markets and consumers in developing markets to generate BBM revenue. The Company expects the generation of revenue from software and services and its other technologies to mitigate the impact of declining service revenue.
Other Revenue
Other revenue, which includes non-warranty repairs and accessories, decreased by $8 million, or 57.1%, to $6 million, or 0.9% of revenue, in the first quarter of fiscal 2016 compared to $14 million, or 1.5% in the first quarter of fiscal 2015. The decrease was equally attributable to decreases in accessories revenue and non-warranty repair revenues.
Revenue by Geography
North America Revenues
Revenues in North America were $285 million, or 43.3% of revenue, in the first quarter of fiscal 2016, reflecting an increase of $9 million compared to $276 million, or 28.6% of revenue, in the first quarter of fiscal 2015. Sales in the United States represented approximately 32.8% of total revenue in the first quarter of fiscal 2016, compared to 22.8% of total revenue in the first quarter of fiscal 2015 and sales in Canada represented approximately 10.5% of revenue in the first quarter of fiscal 2016, compared to 5.8% of revenue in the first quarter of fiscal 2015.
Revenues in North America increased compared to the first quarter of fiscal 2015 due to the increase in software and technology licensing revenues and Passport and Classic device sales. This was offset by the reduction in service revenue, as well as decreases in sales of the Company's other devices due to the Company's aging product portfolio, consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS and Android environments, and intense competition.
Europe, Middle East and Africa Revenues
Revenues in Europe, Middle East and Africa were $245 million, or 37.2% of revenue, in the first quarter of fiscal 2016, reflecting a decrease of $169 million compared to $414 million, or 42.9% of revenue, in the first quarter of fiscal 2015. The Company believes that the decrease in revenues is due to a reduction in service revenue, as well as the Company's aging

10

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

product portfolio, consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS and Android environments, and intense competition, partially offset by Passport, Z3 and Classic device sales.
Some of the larger markets comprising this region include the United Kingdom, Germany and South Africa.
Latin America Revenues
Revenues in Latin America were $42 million, or 6.4% of revenue, in the first quarter of fiscal 2016, reflecting a decrease of $83 million compared to $125 million, or 12.9% of revenue, in the first quarter of fiscal 2015. The Company believes that the decrease in revenues is due to a reduction in service revenue, as well as the Company's aging product portfolio, consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS and Android environments, and intense competition.
Some of the larger markets comprising this region include Argentina, Mexico and Brazil.
Asia Pacific Revenues
Revenues in Asia Pacific were $86 million, or 13.1% of revenue, in the first quarter of fiscal 2016, reflecting a decrease of $65 million compared to $151 million, or 15.6% of revenue, in the first quarter of fiscal 2015. The Company believes that the decrease in revenues is due to the same factors discussed above related to the decrease in Latin America revenues, which was partially offset by Passport and Classic device sales.
Some of the larger markets comprising this region include Indonesia, India and Hong Kong.
Gross Margin
Gross margin decreased by $141 million to $310 million, or 47.1% of revenue, in the first quarter of fiscal 2016, compared to $451 million, or 46.7% of revenue, in the first quarter of fiscal 2015. Excluding the relevant Q1 Fiscal 2016 Non-GAAP Adjustments and Q1 Fiscal 2015 Non-GAAP Adjustments, gross margin decreased by $132 million.
The $132 million decrease in gross margin was primarily attributable to a reduction in service revenue compared to the first quarter of fiscal 2015 and a decrease in the number of devices for which revenue was recognized due to intense competition and an aging product portfolio, as noted above. The decrease was partially offset by an increase in software and technology licensing revenue, as well as an increase in the average selling prices of devices recognized, as previously described. Generally, service and software and technology licensing revenues earn higher gross margins than sales of handheld devices and hardware revenues have lower gross margins than the Company’s overall gross margin. The Company expects gross margin to be in the 40% range for the next quarter due to the potential variability in the timing of technology licensing revenues.

11

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense for the quarter ended May 30, 2015, compared to the quarter ended February 28, 2015 and the quarter ended May 31, 2014. The Company believes it is meaningful to also provide a comparison between the first quarter of fiscal 2016 and the fourth quarter of fiscal 2015 given that the Company’s quarterly operating results vary substantially.

	For the Three Months Ended (in millions)
	May 30, 2015		February 28, 2015		May 31, 2014
		% of Revenue		% of Revenue		% of Revenue
Revenue	$658		$660		$966
Operating expenses
Research and development (1)(2)(3)	$139	21.1%	$134	20.3%	$237	24.5%
Selling, marketing and administration (1)(2)(3)	174	26.4%	172	26.1%	400	41.4%
Amortization	65	9.9%	68	10.3%	81	8.4%
Debentures fair value adjustment (1)(2)(3)	(157)	(23.9)%	50	7.6%	(287)	(29.7)%
Total	$221	33.5%	$424	64.3%	$431	44.6%
_________________

(1)	See “Non-GAAP Financial Measures” for the impact of the Q1 Fiscal 2016 Non-GAAP Adjustments on operating expenditures in fiscal 2016.

(2)	See “Non-GAAP Financial Measures” for the impact of the Q1 Fiscal 2015 Non-GAAP Adjustments on operating expenditures in fiscal 2015.

(3)	In the fourth quarter of fiscal 2015, the Company recorded a Debentures fair value adjustment charge of approximately $50 million, as well as CORE program charges of approximately $6 million and $51 million in research and development and selling, marketing and administration expenses, respectively (the “Q4 Fiscal 2015 Non-GAAP Adjustments”).

Operating expenses decreased by $203 million, or 47.9%, to $221 million, or 33.5% of revenue, in the first quarter of fiscal 2016, compared to $424 million, or 64.3% of revenue, in the fourth quarter of fiscal 2015. Excluding the impact of the relevant Q1 Fiscal 2016 Non-GAAP Adjustments and Q4 Fiscal 2015 Non-GAAP Adjustments, operating expenses increased by $21 million. The increase was primarily attributable to increases in foreign exchange expenses and salaries and benefits costs, partially offset by decreases in marketing and advertising and outsourcing costs in the first quarter of fiscal 2016.
Operating expenses decreased by $210 million, or 48.7%, to $221 million, or 33.5% of revenue, in the first quarter of fiscal 2016, compared to $431 million, or 44.6% of revenue, in the first quarter of fiscal 2015. Excluding the impact of the relevant Q1 Fiscal 2016 Non-GAAP Adjustments and Q1 Fiscal 2015 Non-GAAP Adjustments, operating expenses decreased by $166 million. This decrease was primarily attributable to decreases in salaries and benefits, as well as reductions in marketing and advertising costs and amortization expense. The Company expects operating expenses to increase slightly in the next few quarters as the Company invests in its software business.

Research and Development Expenses
Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building infrastructure costs and other employee costs.
Research and development expenses decreased by $98 million, or 41.4%, to $139 million, in the first quarter of fiscal 2016, compared to $237 million, in the first quarter of fiscal 2015. Excluding the impact of the relevant Q1 Fiscal 2016 Non-GAAP Adjustments and Q1 Fiscal 2015 Non-GAAP Adjustments, research and development expenses decreased by $72 million. The decrease was primarily attributable to reduced salaries and benefits costs and decreases in facilities and maintenance costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.

12

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Selling, marketing and administration expenses decreased by $226 million, or 56.5%, to $174 million, in the first quarter of fiscal 2016 compared to $400 million, in the first quarter of fiscal 2015. Excluding the impact of the relevant Q1 Fiscal 2016 Non-GAAP Adjustments and Q1 Fiscal 2015 Non-GAAP Adjustments, selling, marketing and administration expenses decreased by $78 million. The decrease was primarily attributable to reduced salaries and benefits costs and reductions in marketing and advertising and maintenance costs.

Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the first quarter of fiscal 2016 compared to the first quarter of fiscal 2015. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Three Months Ended (in millions)
	Included in Amortization			Included in Cost of Sales
	May 30, 2015	May 31, 2014	Change	May 30, 2015	May 31, 2014	Change
Property, plant and equipment	$20	$33	$(13)	$16	$27	$(11)
Intangible assets	45	48	(3)	83	83	—
Total	$65	$81	$(16)	$99	$110	$(11)
Amortization
Amortization expense relating to certain property, plant and equipment and intangible assets decreased by $16 million to $65 million for the first quarter of fiscal 2016, compared to $81 million for the first quarter of fiscal 2015. The decrease in amortization expense reflects the lower cost base of assets as a result of the divestiture of the majority of the Company's real estate holdings in Canada and additional asset sales in fiscal 2015.
Cost of sales
Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations decreased by $11 million to $99 million for the first quarter of fiscal 2016, compared to $110 million for the first quarter of fiscal 2015. This decrease primarily reflects the lower cost base of assets as a result of asset sales in fiscal 2015.
Investment Loss
Investment loss decreased by $10 million to a loss of $16 million in the first quarter of fiscal 2016 from a loss of $26 million in the first quarter of fiscal 2015. The decrease in investment loss is primarily attributable to a decrease in the recognition of the Company's portion of losses in its equity-based investments, which was slightly offset by increases in the Company's average cash and investment balances. See “Financial Condition - Liquidity and Capital Resources” below.
Income Taxes
For the first quarter of fiscal 2016, the Company’s net effective income tax expense rate was approximately 7%, compared to a net effective income tax recovery rate of approximately 483% for the same period in the prior fiscal year. The Company’s net effective income tax rate reflects the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the gain from the change in fair value of the Debentures, amongst other items, was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
Net Income (Loss)
The Company’s net income for the first quarter of fiscal 2016 was $68 million, reflecting an increase of $45 million, compared to net income of $23 million in the first quarter of fiscal 2015. Excluding the impact of the relevant Q1 Fiscal 2016 Non-GAAP Adjustments and Q1 Fiscal 2015 Non-GAAP Adjustments, the Company's net loss was $28 million, compared to a net loss of $60 million, reflecting a decrease in net loss of $32 million primarily due to a reduction in operating expenditures, partially offset by a reduction in the Company's gross margin.

13

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

For the first quarter of fiscal 2016, basic earnings per share was $0.13 and diluted loss per share was $0.10, compared to basic earnings per share of $0.04 and diluted loss per share of $0.37 for the same period in the prior fiscal year.
Common Shares Outstanding
On June 17, 2015, there were 529 million common shares, options to purchase 1 million common shares, 26 million restricted share units and 0.3 million deferred share units outstanding. In addition, 125 million common shares are issuable upon conversion in full of the Debentures.
The Company has not paid any cash dividends during the last three fiscal years.
Selected Quarterly Financial Data
The following table sets forth the Company’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended May 30, 2015. The information in the table below has been derived from the Company’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	(in millions, except per share data)
	Fiscal Year 2016	Fiscal Year 2015				Fiscal Year 2014
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Revenue	$658	$660	$793	$916	$966	$976	$1,193	$1,573
Gross margin	310	318	410	425	451	553	(1,264)	(374)
Operating expenses	221	424	549	623	431	1,090	3,761	1,058
Income (loss) before income taxes	73	(1)	(160)	(218)	(6)	(557)	(5,025)	(1,438)
Provision for (recovery of) income taxes	5	(29)	(12)	(11)	(29)	(134)	(624)	(473)
Net income (loss)	$68	$28	$(148)	$(207)	$23	$(423)	$(4,401)	$(965)

Earnings (loss) per share
Basic earnings (loss) per share	$0.13	$0.05	$(0.28)	$(0.39)	$0.04	$(0.80)	$(8.37)	$(1.84)
Diluted earnings (loss) per share	$(0.10)	$0.05	$(0.28)	$(0.39)	$(0.37)	$(0.80)	$(8.37)	$(1.84)

Financial Condition
Liquidity and Capital Resources
Cash, cash equivalents, and investments increased by $50 million to $3.32 billion as at May 30, 2015 from $3.27 billion as at February 28, 2015, primarily as a result of the receipt of the Company's fiscal 2015 Canadian income tax refund and net changes in working capital, which were partially offset by cash used in investing activities. The majority of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at May 30, 2015.
A comparative summary of cash, cash equivalents, and investments is set out below:

	As at (in millions)
	May 30, 2015	February 28, 2015	Change
Cash and cash equivalents	$1,165	$1,233	$(68)
Restricted cash	59	59	—
Short-term investments	1,799	1,658	141
Long-term investments	293	316	(23)
Cash, cash equivalents, and investments	$3,316	$3,266	$50
The table below summarizes the current assets, current liabilities, and working capital of the Company as at May 30, 2015 and February 28, 2015:

14

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

	As at (in millions)
	May 30, 2015	February 28, 2015	Change
Current assets	$3,942	$4,167	$(225)
Current liabilities	1,079	1,363	(284)
Working capital	$2,863	$2,804	$59

15

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Current Assets
The decrease in current assets of $225 million at the end of the first quarter of fiscal 2016 from the end of the fourth quarter of fiscal 2015 was primarily due to decreases in income tax receivable of $153 million, other current assets of $117 million and cash and cash equivalents of $68 million, partially offset by an increase in short-term investments of $141 million.
At May 30, 2015, accounts receivable was $470 million, a decrease of $33 million from February 28, 2015. The decrease reflects the decline in days sales outstanding to 65 days in the first quarter of fiscal 2016 from 69 days at the end of the fourth quarter of fiscal 2015.
At May 30, 2015, income tax receivable was $16 million, a decrease of $153 million from February 28, 2015. The decrease in income tax receivable was due to the receipt of the Company's 2015 Canadian income tax refund of $159 million, slightly offset by the current income tax provision recorded.
At May 30, 2015, other current assets was $258 million, a decrease of $117 million from February 28, 2015. The decrease in other current assets reflects a decrease in the fair value of derivative instruments and is also a result of the recognition of previously deferred cost of goods sold, upon recognition of the related deferred revenue.
Current Liabilities
The decrease in current liabilities of $284 million at the end of the first quarter of fiscal 2016 from the end of the fourth quarter of fiscal 2015 was primarily due to decreases in accrued liabilities and accounts payable. As at May 30, 2015, accrued liabilities were $466 million, reflecting a decrease of $192 million from February 28, 2015, which was primarily attributable to decreases in variable incentive payments, warranty liabilities and accrued carrier rebates compared to the fourth quarter of fiscal 2015. Accounts payable were $149 million as at May 30, 2015, reflecting a decrease of $86 million from February 28, 2015, which was primarily attributable to reduced device manufacturing, as well as a decline in the amounts owing to contract manufacturers.
Cash flows for the three months ended May 30, 2015 compared to the three months ended May 31, 2014 were as follows:

	For the three months ended
	(in millions)
	May 30, 2015	May 31, 2014	Change
Net cash flows provided by (used in):
Operating activities	$134	$302	$(168)
Investing activities	(193)	(105)	(88)
Financing activities	1	(67)	68
Effect of foreign exchange gain (loss) on cash and cash equivalents	(10)	1	(11)
Net increase (decrease) in cash and cash equivalents	$(68)	$131	$(199)
Operating Activities
The decrease in net cash flows provided by operating activities of $168 million primarily reflects the net changes in working capital.
Investing Activities
During the three months ended May 30, 2015, cash flows used in investing activities were $193 million and included cash flows used in transactions involving the acquisitions of short-term and long-term investments, net of the proceeds on sale or maturity in the amount of $118 million, business acquisitions of $53 million, intangible asset additions of $11 million, and acquisitions of property, plant and equipment of $11 million. For the same period in the prior fiscal year, cash flows used in investing activities were $105 million and included cash flows used in transactions involving the acquisitions of short-term and long-term investments, net of the proceeds on sale or maturity in the amount of $229 million, intangible asset additions of $142 million and property, plant and equipment additions of $26 million, partially offset by proceeds on sale of property, plant and equipment of $292 million.

16

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Financing Activities
The increase in cash flows provided by financing activities was $68 million for the first three months of fiscal 2016 and was primarily attributable to the restricted cash used to collateralize letters of credit during the same period in the prior fiscal year.
Aggregate Contractual Obligations
Purchase obligations and commitments amounted to approximately $1.2 billion as at May 30, 2015, including purchase orders with contract manufacturers in the amount of $238 million, operating lease obligations of $146 million, and interest payments of $409 million on the Debentures. The Company also has commitments on account of capital expenditures of approximately $7 million included in this total, primarily for manufacturing and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company, including payments on account of licensing agreements. Total purchase obligations and commitments as at May 30, 2015 decreased by $141 million as compared to the February 28, 2015 balance of $1.3 billion, which was primarily attributable to a decrease in purchase orders with contract manufacturers.
Debenture Financing and Other Funding Sources
Please see Note 9 to the Consolidated Financial Statements for a description of the Debentures.
The Company has $58 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business. Please see Note 2 to the Consolidated Financial Statements for further information concerning the Company's restricted cash.
Cash, cash equivalents, and investments were $3.3 billion as at May 30, 2015. The Company's management remains focused on maintaining appropriate cash balances, efficiently managing working capital balances and managing the liquidity needs of the business. In addition, the Company continues to pursue opportunities to reallocate resources through the RAP and to attain further cost savings in the coming fiscal quarters. Based on its current financial projections, the Company believes its financial resources, together with expected future operating cash generating and operating expense reduction activities and access to other potential financing arrangements, should be sufficient to meet funding requirements for current financial commitments and future operating expenditures not yet committed, and should provide the necessary financial capacity for the foreseeable future. The Company expects to maintain its strong cash position.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended, or under applicable Canadian securities laws.
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff.  Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
As of May 30, 2015, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made.  Please see Note 14 to the Consolidated Financial Statements for a further discussion of the Company’s legal matters.
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in the first quarter of fiscal 2016 were transacted in U.S. dollars. Portions of the revenues were denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials were primarily transacted in U.S. dollars. Other expenses, consisting mainly of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars but were also incurred in Euros and British Pounds. At May 30, 2015, approximately 45% of cash and cash equivalents, 25% of accounts receivables and 16% of accounts payable were denominated in foreign currencies (February 28, 2015 – 26%, 30% and 13%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. Please see Note 4 to the Consolidated Financial Statements for information concerning the Company's foreign currency hedging activities.
Interest Rate
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued the Debentures with a fixed interest rate. Consequently, the Company is exposed to interest rate risk as a result of the long term of the Debentures. The fair value of the Debentures will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.
Credit and Customer Concentration
The Company has historically been dependent on a number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts (“AFDA”) that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The AFDA as at May 30, 2015 was $10 million (February 28, 2015 - $10 million). The Company also purchases insurance coverage for a portion of its accounts receivable balances. There was one customer that comprised 14% of accounts receivable as at May 30, 2015 (February 28, 2015 - no customers that comprised more than 10%). Additionally, there were no customers that comprised 10% of the Company’s first quarter of fiscal 2016 revenue or first quarter of fiscal 2015 revenue. During the first quarter of fiscal 2016, the percentage of the Company's receivable balance that was past due decreased by 10% compared to the fourth quarter of fiscal 2015. Although the Company actively monitors and attempts to collect on its receivables as they become due, the risk of further delays or challenges in obtaining timely payments from its carrier and distributor partners of receivables exists, particularly given the Company's recent challenges. The occurrence of such delays or challenges in obtaining timely payments could negatively impact the Company's liquidity.
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. The Company did not record any other-than-temporary impairment charges for the three months ended May 30, 2015.
Please see Note 4 to the Consolidated Financial Statements for additional information regarding the Company's credit risk as it pertains to its foreign exchange derivative counterparties.
Changes in Internal Control Over Financial Reporting
During the three months ended May 30, 2015, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

17

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, JOHN CHEN, Chief Executive Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended May 30, 2015.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1, 2015 and ended on May 30, 2015 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: June 23, 2015

/s/ JOHN CHEN
JOHN CHEN
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, JAMES YERSH, Chief Financial Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended May 30, 2015.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1, 2015 and ended on May 30, 2015 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: June 23, 2015

/s/ JAMES YERSH
JAMES YERSH
Chief Financial Officer

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACKBERRY LIMITED
(Registrant)
Date:	June 23, 2015	By:	/S/ JAMES YERSH
Name: James Yersh
Title: Chief Financial Officer